Exhibit 99.1

FORM 51-102F3

MATERIAL CHANGE REPORT

1.	Name and Address of Company HEXO Corp. (the “Company”) 490 Boul. St-Joseph, Suite 204 Gatineau, Québec J8Y 3Y7

2.	Date of Material Change December 5, 2019

3.

News Release

A news release dated December 6, 2019 was disseminated through the facilities of GlobeNewswire and was filed on the System for Electronic Document Analysis and Retrieval (“SEDAR”). A copy of the news release is available under the Company’s profile on SEDAR at www.sedar.com.

4.	Summary of Material Change The Company closed its previously announced private placement of unsecured convertible debentures for aggregate gross proceeds of $70 million.

5.

Full Description of Material Change

The Company closed its previously announced private placement of unsecured convertible debentures for aggregate gross proceeds of $70 million (the “Offering”).

The Company intends to use the net proceeds of the Offering for working capital and general corporate purposes.

The group of investors under the Offering includes, but is not limited to, Sebastien St-Louis, CEO of the Company, as well as directors Dr. Michael Munzar, Vincent Chiara, Nathalie Bourque and Adam Miron.

Pursuant to the Offering, the Company issued a total of $70 million principal amount of 8.0% unsecured convertible debentures maturing on December 5, 2022 (the “Debentures”). The Debentures are convertible at the option of the holder at any time after December 7, 2020 and prior to maturity at a conversion price of $3.16 per share (the “Conversion Price”), subject to adjustment in certain events. The Company may force the conversion of all of the then outstanding Debentures at the Conversion Price at any time after December 7, 2020 and prior to maturity on 30 days’ notice if the daily volume weighted average trading price of the common shares of the Company is greater than $7.50 for any 15 consecutive trading days.

At any time on or before December 4, 2020, the Company may repay all, but not less than all, of the principal amount of the Debentures, plus accrued and unpaid interest.

On maturity, the holders of the Debentures have the right to require the Company to repay any principal amount of their Debentures through the issuance of common shares of the Company in satisfaction of such amounts at a price equal to the volume weighted average trading price of the common shares on the TSX for the 5 trading days immediately preceding the payment date. In accordance with the rules of the TSX, shareholder approval will be required for the issuance of any common shares where: (i) the number of common shares issuable would exceed 25% of the number of common shares outstanding prior to the closing date; or (ii) the number of common shares issuable to insiders would exceed 10% of the number of common shares outstanding prior to the Closing Date.

All securities issued in connection with the Offering are subject to a four month hold period expiring April 6, 2020.

Under the Offering, certain insiders of the Company purchased and were issued, directly or indirectly, $8.02 million principal amount of Debentures, which constituted “related party transactions” within the meaning of Multilateral Instrument 61-101 – Protection of Minority Security Holders in Special Transactions (“MI 61-101”). The issuance to the insiders is exempt from the formal valuation and minority shareholder approval requirements of MI 61-101, as the fair market value of the Debentures issued to, and the consideration paid by, such persons did not exceed 25% of the Company’s market capitalization.

6.	Reliance on Subsection 7.1(2) of National Instrument 51-102 Not Applicable.

7.	Omitted Information Not Applicable.

8.

Executive Officer

The name and business number of the executive officer of the Company who is knowledgeable about the material change and this report is:

Sebastien St-Louis, President and Chief Executive Officer

1-866-438-8429

invest@HEXO.com

9.	Date of Report December 9, 2019